THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 9, 2010

Ms. Karen Garnett, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163

Dear Ms. Garnett:

In response to your letter of comments dated July 1, 2010, please be advised as follows:

Risk Factors

1.	The additional risk factors have been supplied as requested.

2.	The additional risk factors have been supplied as requested.

3.	The percentage of Mr. Xing’s ownership has been corrected as requested.

4.	The second sentence from our previous response has been incorporated.

Target Market

5.	Reference to “personal living” has been deleted.

Selling Shareholders

6.	Mr. Xing’s total beneficial ownership amount prior to the offering has been revised to reflect 10,000,000 shares.

7.	The table has been revised as requested.

Ms. Karen Garnett, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
July 9, 2010
Page 2

Financial Statements

8.
A share certificate in a corporation is not the share itself.  See Vol. 11, Section 5092 of Fletcher Cyclopedia Corporations.  A certificate is not necessary for share ownership. A subscriber becomes a shareholder as soon as his subscription is accepted by the corporation.  See Section 5094.  Accordingly, it is irrelevant when the certificate is in fact printed and delivered to the shareholder.

9.	Valuation is not an issue. The shares were sold for cash. There is nothing under Canadian law that prohibits the shares being issued for different amount of cash.

Recent Sale of Unregistered Stock

10.
Sales were not made to related parties.  At the time, the Company needed money.  Each purchaser was willing to pay the amount reflected.  Under Canadian law, there is no prohibition against selling stock to two different purchasers at a different price on the same day.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Ontario Solar Energy Corporation